06008783

HANGE COMMISSION
, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/05** (MM/DD/YY) AND ENDING **03/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Wyoming Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101 Yellowstone Road, Suite 100
(No. and Street)

Cheyenne	**Wyoming**	**82009**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd P. Bishop, President — **(307) 432-4146**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name)*

123 West First Street	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Todd P. Bishop**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **March 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Todd P. Bishop
Signature

President/CEO
Title

Debra A. Janicek
Notary Public

DEBRA A. JANICEK - NOTARY PUBLIC
COUNTY OF LARAMIE STATE OF WYOMING
MY COMMISSION EXPIRES NOV. 10, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

Filed as public information pursuant
to Rule 17a-5(d) under the Security
Exchange Act of 1934.

This page is intentionally left blank

CONTENTS

This page is intentionally left blank

PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)
123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., as of March 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and our independent auditor's report are for the internal use and regulatory requirements of Wyoming Financial Securities, Inc., its Board of Directors, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

May 1, 2006

This page is intentionally left blank

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2006

ASSETS		
Cash and cash equivalents	$	58,198
Due from clearing organization		179,657
Deposit with clearing organization		100,000
Commissions receivable from mutual fund companies and others		34,584
Investments		825
Furniture and equipment, net		48,212
Other assets		119,796
	$	541,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables		
Commissions	$	59,581
Trade		5,129
Accrued expenses		15,317
Federal income tax payable		67,201
Note payable		17,110
Capital lease payable		8,395
Deferred income tax liability		35,295
Total liabilities		208,028
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		279,834
Accumulated earnings		53,410
Total stockholder's equity		333,244
	$	541,272

See accompanying notes to the financial statements

This page is intentionally left blank

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Wyoming Financial Securities, Inc. (the "Company") is conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the State of Wyoming.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies

Basis of Accounting

On January 1, 2006, the Company's former owner, WERCS, sold 100% of the stock to the Company's management and employees for par value. In connection with this transaction, the accounts of the Company have been adjusted using the push down basis of accounting to recognize the allocation of the consideration paid for the common stock to the respective net assets (also, see Note 11).

Accounting Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include all cash and money market accounts, with original maturities of three months or less and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation of furniture, fixtures, and computers is computed using the declining balance method over estimated useful lives of five to ten years.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Costs

The Company expenses advertising costs as incurred.

New Accounting Standard

The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 2. Other Assets

At March 31, 2006, the Company's other assets included the following:

Prepaid expenses	$ 26,708
Employee advances	4,000
Deposits	327
Customer list, net of $4,672 accumulated amortization	88,761
	$ 119,796

The customer list resulted from the purchase of stock by management and employees on December 31, 2005 (see Note 11).

Note 3. Furniture and Equipment

At March 31, 2006, the Company had the following furniture and equipment:

Furniture, fixtures and office equipment, including an asset acquired under a capital lease in the amount of $8,473 (Note 10)	$ 16,997
Computers	7,825
Vehicles	26,687
	51,509
Less accumulated depreciation, including $908 applicable to an asset acquired under a capital lease	3,297
	$ 48,212

As discussed in Note 11, the change in stock ownership required furniture, fixtures, office equipment and computers to be recorded at fair value as of December 31, 2005. Management believes the book value as of that date approximates fair value.

Note 4. Note Payable

At March 31, 2006, the Company had an outstanding note payable to a bank in the amount of $17,110. This note payable is due March 2011 and is payable in monthly installment of $335, which includes interest at 6.5%. The note is collateralized by a vehicle. The portion of the note payable due within the next fiscal year is $2,994 as of March 31, 2006.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2006, the Company had net capital and minimum net capital requirements of approximately $128,417 and $100,000, respectively. The Company's net capital ratio was 1.62 to 1.

Note 6. Income Tax Matters

The income tax expense has been recognized in the accompanying financial statements.

Net deferred income tax liability consisted of the following component as of March 31, 2006:

Deferred tax asset	
Accrued liabilities	$ 235
Deferred tax liability	
Property and equipment	(5,352)
Customer lists	(30,178)
	$ (35,295)

Note 7. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing with which it conducts business.

Note 8. Defined Contribution Retirement Plan

The Company's former parent, WERCS, established an Employee Stock Ownership Plan, which provides for the participation of subsidiary employees, including those of the Company. All of the Company's employees with at least one year of service are eligible for the plan at the next plan entry date.

Note 9. Related-Party Transactions

To take advantage of economies of scale, WERCS, the Company's former parent, contracts for services such as payroll processing, telephone, property and equipment leasing, insurance and other, with various vendors and all subsidiaries reimburse WERCS for the cost of these services.

Note 10. Lease Commitments and Total Rental Expense

The Company leases its Casper and Cheyenne under operating lease agreements, expiring December 2006, respectively. The total minimum rental commitment at March 31, 2006 under these leases is $18,511.

In addition, the Company leases copying equipment under one operating lease agreement, expiring November 2007, respectively, and have one capital lease, expiring April 2008. The total minimum lease commitment at March 31, 2006 under these leases is $13,311 which is due as follows:

During the year ending March 31:	Operating	Capital
2007	$ 2,382	$ 4,388
2008	1,786	4,388
2009	-	367
2009	-	-
	4,168	9,143
less interest portion	-	748
	$ 4,168	$ 8,395

Note 11. Change in Ownership

As mentioned in Note 1, on December 31, 2005 the Company's former owner, WERCS, sold 100% of its Wyoming Financial Securities, Inc. stock, 18,060 shares, to the Company's management and employees for $279,834, which exceeded the Company's net assets on that date by $61,666. In accordance with the push down basis of accounting, the Company's net assets were adjusted to their fair values as of the date of acquisition which resulted in the following:

	Wyoming Financial Securities, Inc.	Push Down Entries	Presentation on Push Down Basis
ASSETS			
Cash and cash equivalents	$ 70,087	$ -	$ 70,087
Due from clearing organization	65,498	-	65,498
Deposit with clearing organization	100,000	-	100,000
Furniture and equipment, net	32,910	-	32,910
Customer list	-	93,433	93,433
Other assets	50,518	-	50,518
	$ 319,013	$ 93,433	$ 412,446
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities	$ 91,319	$ -	$ 91,319
Long-term debt	5,456	-	5,456
Deferred income tax liability	4,070	31,767	35,837
Total liabilities	100,845	31,767	132,612
Stockholder's Equity:			
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares	717,000	(498,832)	218,168
Additional paid-in-capital	1,390,501	(1,328,835)	61,666
Accumulated deficit	(1,889,333)	1,889,333	-
Total stockholder's equity	218,168	61,666	279,834
	$ 319,013	$ 93,433	$ 412,446

In addition, the terms of the agreement include a provision that the Company's former owner, WERCS, will indemnify and hold the Company harmless from any loss, cost, expense, or damage suffered by the Company as a result of any claims against the Company based upon events occurring prior to December 31, 2005.